FOR IMMEDIATE RELEASE
                                               September 25, 2001
                                               FOR ADDITIONAL INFORMATION
                                               CONTACT:  DARRELL E. BLOCKER
                                                         SR VICE PRESIDENT, CFO
                                                         (219) 358-4680




                         NORTHEAST INDIANA BANCORP, INC.
                       ANNOUNCES Stock Repurchase Program


HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (the "Company") announced its intention today to repurchase up to 5.00% or 80,677 shares of its current outstanding shares in the open market over the next twelve months. These shares will be purchased at prevailing market prices and may include odd lot purchases over the twelve month period depending upon market conditions. The Company currently has 1,613,536 shares outstanding.

Stephen E. Zahn, President of the Company, indicated that the Board of Directors approved the repurchase program in view of the current price level of the Company's common stock and the strong capital position of the Company's subsidiary, First Federal Savings Bank. Mr. Zahn stated that "we continue to be of the opinion that the repurchase of our shares represents an attractive investment opportunity which will benefit the Company and our stockholders. The repurchased shares will become treasury shares and will be used for general corporate purposes, including the issuance of shares in connection with grants and awards under the Company's stock based benefit plans."

The stock closed yesterday at $12.80. The last reported book value at June 30, 2001 was $16.30.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".